Investor Road Show Presentation

Filed by Zoetis Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Zoetis Inc.

Commission File No.: 333-188750

Animal Health Industry and Zoetis Overview

May 2013

THE EXCHANGE OFFER

Issuer: Zoetis Inc. (“ZTS” or “Zoetis”)

Up to 400,985,000 shares* of ZTS Class A common stock for

Offer to Exchange: outstanding shares of Pfizer Inc. (“PFE”) common stock

7% based on average of VWAPs of PFE and ZTS during the

Target Discount on ZTS: Pricing Period (subject to the Maximum Exchange Ratio)

0.9898 shares of ZTS per share of PFE tendered (represents a

Maximum Exchange Ratio: 12% discount to ZTS based on May 21 closing prices)

Pricing Period: Expected to be June 17, 18 and 19

Expiration: Expected June 19, 2013 at 12:00 midnight New York City time

Exchange / Ticker: NYSE / ZTS

J.P. Morgan Securities LLC; BofA Merrill Lynch; Goldman, Sachs

Dealer Managers: & Co.; Morgan Stanley & Co. LLC

Minimum Condition: 160,394,000 shares of ZTS distributed

* representing Pfizer’s entire remaining interest in Zoetis

FORWARD-LOOKING STATEMENTS

This presentation contains forward-looking statements that address various matters including our 2013 financial guidance and forecast future business performance. Each forward-looking statement contained in this presentation is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, regulatory actions, such as restrictions and bans on use of antibacterials and timing of any new product approvals; perceived adverse effects on human health linked to animals that use our products; outbreaks of infectious diseases in animals that use our products, such as the incidence of H7N9 bird flu in China; competitive pressures, including from manufacturers of generic products; international economic developments, including fluctuations in exchange rates; environmental trends and conditions; and the risks identified under the heading “Risk Factors” in the prospectus dated May 22, 2013 related to the exchange offer and in our Annual Report on Form 10-K for 2012, which was filed with the Securities and Exchange Commission on March 28, 2013, as well as the other information we file with the SEC. We caution investors not to place considerable reliance on the forward-looking statements contained in this presentation. You are encouraged to read our filings with the SEC, available at www.sec.gov, for a discussion of these and other risks and uncertainties. The forward-looking statements in this presentation speak only as of the date of this document, and we undertake no obligation to update or revise any of these statements. Our business is subject to substantial risks and uncertainties, including those referenced above. Investors, potential investors, and others should give careful consideration to these risks and uncertainties.

NON-GAAP FINANCIAL INFORMATION

We use non-GAAP financial measures, such as adjusted net income and adjusted diluted earnings per share, to assess and analyze our operational results and trends and to make financial and operational decisions. We believe these non-GAAP financial measures are also useful to investors because they provide greater transparency regarding our operating performance. The non-GAAP financial measures included in this presentation should not be considered alternatives to measurements required by GAAP AAP, such as net income, operating income, and nd earnings per share, and nd should not be considered measures of liquidity. These non-GAAP financial measures are unlikely to be comparable with non-GAAP information provided by other companies. Reconciliation of non-GAAP financial measures and GAAP financial measures are included herein in the appendix.

ADDITIONAL INFORMATION

Zoetis has filed a registration statement on Form S-4 (File No. 333-188750) with the Securities and Exchange Commission (SEC). The prospectus, which is included in the registration statement, contains important information about Pfizer, Zoetis, the exchange offer and related matters. Pfizer has delivered the prospectus to its shareholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN ITS ENTIRETY THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY PFIZER AND ZOETIS WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION. None of Pfizer, Zoetis, or any of their respective directors or officers or any dealer manager appointed with respect to the exchange offer makes any recommendation as to whether investors should participate in the exchange offer. This announcement is for informational purposes only and is not an offer to sell, a solicitation of an offer to buy any securities or a recommendation as to whether investors should participate in the exchange offer. The offer will be made solely by the prospectus.

The prospectus, documents related to the exchange offer and other documents filed with the SEC by Pfizer and Zoetis may be obtained at the SEC’s website at www.sec.gov or at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Copies of the prospectus, and other documents filed with the SEC, can be obtained by mail from the SEC at the above address, at prescribed rates. A free copy of the prospectus may be obtained by clicking on the appropriate link at www.zoetisexchange.com, a website maintained by Pfizer. Copies of the registration statement filed by Zoetis may also be obtained at www.zoetis.com.

.

ZOETIS

KEY INVESTMENT HIGHLIGHTS

1 Global leader in an attractive and growing industry

2 Established direct presence in both emerging markets and developed markets

3 Highly diversified by product, species, therapeutic area, and geography

4 Leader in direct sales and marketing, with strong customer relationships

5 Leader in new product development

6 High-quality products delivered by our world-class manufacturing operations

7 Track record of profitable revenue growth and significant cash flow generation

8 Experienced management team to deliver on strong growth strategies

ANIMAL HEALTH

INDUSTRY – KEY TAKEAWAYS

LARGE, GROWING INDUSTRY SUPPORTED BY STRONG FUNDAMENTALS

DIVERSE

GLOBAL DIFFERENT ATTRACTIVE ACROSS

GROWTH FROM HUMAN FINANCIAL MULTIPLE

DRIVERS HEALTH PROFILE DIMENSIONS

ANIMAL HEALTH

KEY DRIVERS OF MARKET GROWTH

LIVESTOCK COMPANION ANIMAL

Global population growth

Economic development, particularly in emerging markets

Increased demand for Increased ownership and

animal protein medicalization

Productivity improvements Unmet medical needs

ANIMAL HEALTH

FAVORABLE MARKET DYNAMICS VS. HUMAN HEALTH

Direct selling Limited influence

relationships of 3rd party payors

Veterinarians Pet owners

Sustained R&D Brand loyalty /

lower generics

productivity Large producers pressure

Multiple species

with distinct

regional needs

OUR DIVERSE BUSINESS MODEL

REVENUE REVENUE REVENUE REVENUE

BY GEOGRAPHY* BY PRODUCT LINE* BY SPECIES* BY THERAPEUTIC AREA*

Top three

products: 20%

2% 3%

16% 12% 9%

29%

18% 41% 39% 14% 37% 16%

61%

25% 35% 17% 26%

United States (US) Top ten products Cattle Anti-infectives

Europe, Africa and All other product lines Companion Animal Vaccines

Middle East (EuAfME) Swine Other pharmaceuticals

Canada and Latin

America (CLAR) Poultry Parasiticides

Asia Pacific (APAC) Other Livestock Medicated feed

(Fish and Sheep) additives

Other non-pharma

* Based on 2012 Revenue

CORE STRATEGIES WILL DRIVE STRONG AND SUSTAINABLE GROWTH

• Leverage our direct local presence and strong customer relationships

• Further penetrate emerging markets

• Pursue new product development and value-added brand lifecycle management to extend our product portfolio

• Remain the partner of choice for access to new products and technologies

• Continue to provide high-quality products and improve manufacturing production margins

• Expand into complementary businesses to become a more complete, trusted partner in providing solutions

Financial Overview

STRONG ORGANIC GROWTH PLUS ACQUISITIONS HAVE BUILT ZOETIS INTO THE MARKET LEADER

ZOETIS REVENUE

($MILLIONS)

ZOETIS BASE REVENUE GROWTH

(PERCENT)

KAH FDAH Zoetis

+30%

+18%

$3,582

$2,760

$4,233

79 718 329

2,681 2,864 3,2382009A 2010A 2011A

7%

7%

5%

2010A 2011A 2012A

Fort Dodge Animal Health (FDAH) acquired October

th , 2009

Government mandated divestitures throughout 2010 and 2011

Alpharma acquired January 31st, 2011

Largest Animal Health business

Reported Revenue (USD millions) $3,582 $4,233 $4,336

% Growth Reported:

30% 18% 2%

% Acquisition:

23% 9% 1%

% Divested Products:

-3% -1% 0%

% Foreign Exchange:

3% 3% -4%

TRACK RECORD OF MARGIN IMPROVEMENT

ADJUSTED GROSS MARGIN (USD Millions)

% Gross Margin

64%

64% 63% 63% 63% 63%

2,264 2,652 2,787

1,759 659 692

2009 2010 2011 2012 Q1 2012 Q1 2013

ADJUSTED TOTAL OPERATING EXPENSES(USD Millions)

% Revenue

52% 49%

44% 43%

40% 38%

1,437 1,768 1,846 1,845

422 418

2009 2010 2011 2012 Q1 2012 Q1 2013

Adjusted Gross Margin and Adjusted Total Operating Expenses are calculated before the impact of purchase accounting adjustments, acquisition related costs and certain significant items and are non-GAAP financial measures.

TRACK RECORD OF MARGIN IMPROVEMENT

ADJUSTED EBITDA (USD Millions)

% Revenue

22% 25%

15% 17% 25% 29%

940 1079

426 617 259 314

2009 2010 2011 2012 Q1 2012 Q1 2013

COMMENTARY

• Adjusted EBITDA margin improvement driven by:

– Scale resulting from the recent acquisitions

– Gross margin improvement

– Operating expense leverage

Adjusted EBITDA is calculated before the impact of purchase accounting adjustments, acquisition related costs and certain significant items and is a non-GAAP financial measure.

ADJUSTED INCOME STATEMENT HIGHLIGHTS

First Quarter

Foreign

2013* 2012* Change Operational2

Exchange

Revenues $1,090 $1,047 4%(1)% 5%

Adjusted Cost of Sales1 398 388 3% 1% 2%

as a percent of revenues 36.5% 37.1% NA NA NA

Adjusted SG&A Expenses1 322 331(3)%(1)%(2)%

Adjusted R&D Expenses1 90 93(3)% —(3)%

Adjusted Interest Expense1 22 8 175%

Adjusted Other (Income) / 2(6)(133)%

Deductions1

Adjusted Tax Rate1 29.0% 33.2% NA

Adjusted Net Income1 179 152 18%

*Millions of dollars, NA – Not applicable

1 Adjusted cost of sales, adjusted selling, general and administrative expenses (SG&A), adjusted research and development expenses (R&D), adjusted interest expense, adjusted other (income) / deductions, adjusted tax rate and adjusted net income (non-GAAP financial measures) are defined as the corresponding reported U.S. generally accepted accounting principles (GAAP) income statement line items, excluding purchase accounting adjustments, acquisition-related costs and certain significant items.

2	Operational change excludes the impact of foreign exchange.

US SEGMENT PERFORMANCE

Revenues

$500 $454 $425 $400

$209 s $185

ion $300

Mill

$ $200

$240 $245

$100

$0

1Q12 1Q13

Livestock Companion Animal

Earnings1

$500

$400

s

ion $300

$234 Mill $217 $

$200

$100

$0

1Q12 1Q13

7% Growth 8% Growth

Defined as income before provision for taxes on income 16

EuAfME SEGMENT PERFORMANCE

Revenues

$400

$300 $275 $290

Earnings1

$400 $300

5% Reported Growth

4% Operational2 Growth

13% Reported Growth 16% Operational2 Growth

1Defined as income before provision for taxes on income

2Operational growth is defined as growth excluding the impact of foreign exchange 17

CLAR SEGMENT PERFORMANCE

Revenues

$250

$200 $173

$171 s ion $150 $35 $32 Mill

$ $100

$138 $139

$50

$0

1Q12 1Q13

Livestock Companion Animal

Earnings1

$250

$200

s

ion $150

Mill

$ $100

$54 $52

$50

$0

1Q12 1Q13

1% Reported Decline 4% Reported Decline

4% Operational2 Growth 9% Operational2 Growth

1Defined as income before provision for taxes on income

2Operational growth is defined as growth excluding the impact of foreign exchange 18

APAC SEGMENT PERFORMANCE

Revenues

$250

$200

$174 $175 s ion $150 $48 $48 Mill

$ $100

$50 $126 $127

$0

1Q12 1Q13

Livestock Companion Animal

Earnings1

$250

$200

s

ion $150

Mill $ $100 $75 $71

$50

$0

1Q12 1Q13

1% Reported Growth 6% Reported Growth

2% Operational2 Growth 6% Operational2 Growth

1Defined as income before provision for taxes on income

2Operational growth is defined as growth excluding the impact of foreign exchange 19

2013 GUIDANCE

Revenues $4.425B – $4.525B

Adjusted Cost of Sales as a Percentage of Revenues1 35% – 36%

Adjusted SG&A Expense1 $1.385B – $1.435B

Adjusted R&D Expense1 $385M – $415M

Adjusted Interest Expense1 Approximately $115M

Adjusted Other (Income) / Deductions1 Approximately $20M income

Tax Rate on Adjusted Net Income Approximately 29.5%

Reported Diluted EPS $1.00 – $1.06

Adjusted Diluted EPS1 $1.36 – $1.42

Certain Significant Items2 and Acquisition-Related Costs $200M – $240M

Full-year 2013 guidance assumes a blend of the actual exchange rates in effect during the first quarter of 2013 and a mid-April exchange rate for the remainder of the year.

1Non-GAAP adjusted net income and non-GAAP adjusted diluted earnings per share (non-GAAP financial measures) are defined as reported net income attributable to Zoetis and reported diluted earnings per share, excluding purchase accounting adjustments, acquisition-related costs and certain significant items. 2Includes certain nonrecurring costs related to becoming a standalone public company, such as new branding (including changes to the manufacturing process for required new packaging), the creation of standalone systems and infrastructure, site separation and certain legal registration and patent assignment costs.

ZOETIS

KEY TAKEAWAYS

Q1 2013:

• First quarter results represent a solid start for the year, showing the diversity of our business across products, species and geographies and demonstrates an ability to grow earnings faster than sales.

2013 Guidance:

• Assumes a blend of actual exchange rates in effect during the first quarter of 2013 and mid April exchange rates for the remainder of the year.

• Quarterly results are subject to some variability related to many factors including, but not limited to, weather patterns and herd management decisions.

• Annual guidance reflects our confidence in the diversity of our portfolio, the strength of our business model and our view of the evolving market conditions for animal health products this year.

ZOETIS

KEY INVESTMENT HIGHLIGHTS

1	Global leader in an attractive and growing industry
2	Established direct presence in both emerging markets and developed markets
3	Highly diversified by product, species, therapeutic area, and geography
4	Leader in direct sales and marketing, with strong customer relationships
5	Leader in new product development
6	High-quality products delivered by our world-class manufacturing operations
7	Track record of profitable revenue growth and significant cash flow generation
8	Experienced management team to deliver on strong growth strategies

APPENDIX

RECONCILIATION OF GAAP REPORTED TO NON-GAAP ADJUSTED INFORMATION

2012

Certain

GAAP Purchase Acquisition Significant Non-GAAP

in USD millions Reported Accounting related costs Items Adjusted

Revenues $4,336 $0 $0 $0 $4,336

Cost of Sales 1,563(4)(9)(1) 1,549

Gross Profit $2,773 $4 $9 $1 $2,787

Gross Profit as % of Revenue 64.0% 64.3%

Selling, general and administrative expenses 1,470 1(1)(18) 1,452

Research & Development Expenses 409 0 0(10) 399

Amortization of intangible assets 64(49) 0 0 15

Restructuring charges and certain acquisition related costs 135 0(43)(92) 0

Other (Income) / Expenses(46) 0 0 25(21)

Total Operating Expenses $2,032($48)($44)($95) $1,845

Total Operating Expenses as % of Revenue 46.9% 42.6%

Income/(loss) before Interest and Taxes $741 $52 $53 $96 $942

Interest Expense 31 0 0 0 31

Income before provision for taxes on income $710 $52 $53 $96 $911

Provision for taxes on income 274 17 19 62 372

Income from continuing operations $436 $35 $34 $34 $539

Net income attributable to non-controlling interests 0 0 0 0 0

Net income attributable to Zoetis $436 $35 $34 $34 $539

RECONCILIATION OF GAAP REPORTED TO NON-GAAP ADJUSTED INFORMATION

2011

Certain

GAAP Purchase Acquisition Significant Non-GAAP

in USD millions Reported Accounting related costs Items Adjusted

Revenues $4,233 $0 $0 $0 $4,233

Cost of Sales 1,652(34)(6)(31) 1,581

Gross Profit $2,581 $34 $6 $31 $2,652

Gross Profit as % of Revenue 61.0% 62.7%

Selling, general and administrative expenses 1,453 2(3)(5) 1,447

Research & Development Expenses 427(1) 0(19) 407

Amortization of intangible assets 69(49) 0 0 20

Restructuring charges and certain acquisition related costs 154 0(114)(40) 0

Other (Income) / Expenses 48 0 1(77)(28)

Total Operating Expenses $2,151($48)($116)($141) $1,846

Total Operating Expenses as % of Revenue 50.8% 43.6%

Income/(loss) before Interest and Taxes $430 $82 $122 $172 $806

Interest Expense 36 0 0 0 36

Income before provision for taxes on income $394 $82 $122 $172 $770

Provision for taxes on income 146 27 44 47 264

Income from continuing operations $248 $55 $78 $125 $506

Net income attributable to non-controlling interests 3 0 0 0 3

Net income attributable to Zoetis $245 $55 $78 $125 $503

RECONCILIATION OF GAAP REPORTED TO NON-GAAP ADJUSTED INFORMATION

2010

Certain

GAAP Purchase Acquisition Significant Non-GAAP

in USD millions Reported Accounting related costs Items Adjusted

Revenues $3,582 $0 $0 $0 $3,582

Cost of Sales 1,444(107) 0(19) 1,318

Gross Profit $2,138 $107 $0 $19 $2,264

Gross Profit as % of Revenue 59.7% 63.2%

Selling, general and administrative expenses 1,382 0(17) 0 1,365

Research & Development Expenses 411 0 0 0 411

Amortization of intangible assets 58(41) 0 0 17

Restructuring charges and certain acquisition related costs 202 0(200)(2) 0

Other (Income) / Expenses(130) 0 0 105(25)

Total Operating Expenses $1,923($41)($217) $103 $1,768

Total Operating Expenses as % of Revenue 53.7% 49.4%

Income/(loss) before Interest and Taxes $215 $148 $217($84) $496

Interest Expense 37 0 0 0 37

Income before provision for taxes on income $178 $148 $217($84) $459

Provision for taxes on income 67 45 72 -1 183

Income from continuing operations $111 $103 $145($83) $276

Net income attributable to non-controlling interests 1 0 0 0 1

Net income attributable to Zoetis $110 $103 $145($83) $275

RECONCILIATION OF GAAP REPORTED TO NON-GAAP ADJUSTED INFORMATION

2009

Certain

GAAP Purchase Acquisition Significant Non-GAAP

in USD millions Reported Accounting related costs Items Adjusted

Revenues $2,760 $0 $0 $0 $2,760

Cost of Sales 1,078(24) 0(53) 1,001

Gross Profit $1,682 $24 $0 $53 $1,759

Gross Profit as % of Revenue 60.9% 63.7%

Selling, general and administrative expenses 1,066 1 0(10) 1,057

Research & Development Expenses 368 0 0(3) 365

Amortization of intangible assets 33(17) 0 0 16

Restructuring charges and certain acquisition related costs 340 0(247)(93) 0

Other (Income) / Expenses(3) 0 0 2(1)

Total Operating Expenses $1,804($16)($247)($104) $1,437

Total Operating Expenses as % of Revenue 65.4% 52.1%

Income/(loss) before Interest and Taxes($122) $40 $247 $157 $322

Interest Expense 26 0 0 0 26

Income before provision for taxes on income($148) $40 $247 $157 $296

Provision for taxes on income(47) 13 79 63 108

Income from continuing operations($101) $27 $168 $94 $188

Net income attributable to non-controlling interests(1) 0 0 0(1)

Net income attributable to Zoetis($100) $27 $168 $94 $189

RECONCILIATION OF GAAP REPORTED TO NON-GAAP ADJUSTED INFORMATION

1Q 2013

Certain

GAAP Purchase Acquisition Significant Non-GAAP

in USD millions Reported Accounting related costs Items Adjusted

Revenues $1,090 $0 $0 $0 $1,090

Cost of Sales 402(1) 0(3) 398

Gross Profit $688 $1 $0 $3 $692

Gross Profit as % of Revenue 63.1% 63.5%

Selling, general and administrative expenses 357 0 0(35) 322

Research & Development Expenses 90 0 0 0 90

Amortization of intangible assets 15(11) 0 0 4

Restructuring charges and certain acquisition related costs 7 0(6)(1) 0

Other (Income) / Expenses 5 0 0(3) 2

Total Operating Expenses $474($11)($6)($39) $418

Total Operating Expenses as % of Revenue 43.5% 38.3%

Income/(loss) before Interest and Taxes $214 $12 $6 $42 $274

Interest Expense 22 0 0 0 22

Income before provision for taxes on income $192 $12 $6 $42 $252

Provision for taxes on income 52 4 2 15 73

Net income attributable to Zoetis $140 $8 $4 $27 $179

RECONCILIATION OF GAAP REPORTED TO NON-GAAP ADJUSTED INFORMATION

1Q 2012

Certain

GAAP Purchase Acquisition Significant Non-GAAP

in USD millions Reported Accounting related costs Items Adjusted

Revenues $1,047 $0 $0 $0 $1,047

Cost of Sales 393(1)(3)(1) 388

Gross Profit $654 $1 $3 $1 $659

Gross Profit as % of Revenue 62.5% 62.9%

Selling, general and administrative expenses 338 0 0(7) 331

Research & Development Expenses 102 0 0(9) 93

Amortization of intangible assets 16(12) 0 0 4

Restructuring charges and certain acquisition related costs 25 0(11)(14) 0

Other (Income) / Expenses(6) 0 0 0(6)

Total Operating Expenses $475($12)($11)($30) $422

Total Operating Expenses as % of Revenue 45.4% 40.3%

Income/(loss) before Interest and Taxes $179 $13 $14 $31 $237

Interest Expense 8 0 0 0 8

Income before provision for taxes on income $171 $13 $14 $31 $229

Provision for taxes on income 59 4 5 8 76

Income from continuing operations $112 $9 $9 $23 $153

Net income attributable to non-controlling interests 1 0 0 0 1

Net income attributable to Zoetis $111 $9 $9 $23 $152

RECONCILIATION OF ADJUSTED NET INCOME TO ADJUSTED EBITDA

2009 – 2012 ; 1Q 2012 and 1Q 2013

in USD millions 2009 2010 2011 2012 1Q12 1Q13

Adjusted Net Income $189 $275 $503 $539 $ 152 $179

Interest 26 37 36 31 8 22

Taxes 108 183 264 372 76 73

Depreciation 86 103 117 119 19 35

Amortization 17 19 20 18 4 5

Adjusted EBITDA $426 $617 $940 $1,079 $ 259 $314

% of revenue 15.4% 17.2% 22.2% 24.9% 24.7% 28.8%

Interest, taxes, depreciation, and amortization include charges as included in adjusted net income.

Adjusted EBITDA is calculated before the impact of purchase accounting adjustments, acquisition related costs and certain significant items and is a non-GAAP financial measure.